UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

PAR PACIFIC HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

69888T207

(CUSIP Number)

Jonathan D Wasserman, Esq.

Equity Group Investments

2 North Riverside Plaza, Suite 600

Chicago, Illinois 60606

312-466-3505

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 14, 2016

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69888T207	13D	Page 2 of 10

1.	Name of Reporting Persons. ZCOF PAR PETROLEUM HOLDINGS, L.L.C.
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,828,346
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,828,346
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,828,346
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.2% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 41,107,368 shares of Common Stock outstanding as of July 14, 2016 as disclosed by the Issuer in the Purchase Agreement (as defined herein).

CUSIP No. 69888T207	13D	Page 3 of 10

1.	Name of Reporting Persons. Chai Trust Company, LLC
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,571,028
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,571,028
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,571,028
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 30.6% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 41,107,368 shares of Common Stock outstanding as of July 14, 2016 as disclosed by the Issuer in the Purchase Agreement (as defined herein).

CUSIP No. 69888T207	13D	Page 4 of 10

1.	Name of Reporting Persons. ZELL CREDIT OPPORTUNITIES MASTER FUND, L.P.
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,168,744
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,168,744
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,168,744
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 29.6% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 41,107,368 shares of Common Stock outstanding as of July 14, 2016 as disclosed by the Issuer in the Purchase Agreement (as defined herein).

CUSIP No. 69888T207	13D	Page 5 of 10

1.	Name of Reporting Persons. EGI INVESTORS, L.L.C.
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 402,284
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 402,284
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 402,284
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.0% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 41,107,368 shares of Common Stock outstanding as of July 14, 2016 as disclosed by the Issuer in the Purchase Agreement (as defined herein).

CUSIP No. 69888T207	13D	Page 6 of 10

EXPLANATORY NOTE: This Amendment No. 11 to Schedule 13D (“Amendment No. 11”) relates to the Common Stock, $0.01 par value per share of Par Pacific Holdings, Inc. (the “Issuer”) This Amendment No. 11 amends and supplements, as set forth below, the Schedule 13D filed by certain of the Reporting Persons with respect to the Issuer on September 10, 2012, and Amendment No. 1 to Schedule 13D filed on June 27, 2013, Amendment No. 2 to Schedule 13D filed on September 30, 2013, Amendment No. 3 to Schedule 13D filed on July 25, 2014, Amendment No. 4 to Schedule 13D filed on August 15, 2014, Amendment No. 5 to Schedule 13D filed on September 24, 2014, Amendment No. 6 to Schedule 13D filed on November 12, 2014, Amendment No. 7 to Schedule 13D filed on April 14, 2015, Amendment No. 8 to Schedule 13D filed on August 25, 2015, Amendment No. 9 to Schedule 13D filed on November 24, 2015, and Amendment No. 10 to Schedule 13D filed on June 17, 2016 (collectively, the “Schedule 13D”). All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein, and only those items amended are reported herein.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On July 14, 2016 (the “Bridge Note Closing Date”), the Issuer and the Bridge Lenders, including Investors, entered into a Note Purchase Agreement (the “Purchase Agreement”) pursuant to which the Issuer issued to the Bridge Lenders, an aggregate principal amount of $52,631,580 (“the Issuance Amount”) of the Bridge Notes. $50,000,000 of the Issuance Amount was funded by the Bridge Lenders and the remaining $2,631,580 of the Issuance Amount represented payment by the Issuer of the Commitment Fees earned by the Bridge Lenders upon issuance of the Bridge Notes. Investors paid $35,000,000 of the Issuance Amount in exchange for a Bridge Note in the principal amount of $36,842,105, which included $1,842,105 as consideration for the Commitment Fee payable to Investors. Investors’ source of the funds for this purchase was cash on hand.

ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Pursuant to the previously-disclosed Bridge Notes Commitment Letter, the Issuer and the Bridge Lenders, including Investors, entered into the Purchase Agreement and the Bridge Lenders purchased the Bridge Notes in the amounts described in Item 3 above. The Issuer used the proceeds of the issuance of the Bridge Notes to finance a portion of the purchase price for all of the equity interests of Hermes Consolidated, LLC, a Delaware limited liability company (d/b/a Wyoming Refining Company) (the “Acquisition”). The issuance of the Bridge Notes is intended to provide the Issuer with immediate liquidity pending the commencement and closing of the Rights Offering to purchase an aggregate of approximately $50 million of newly-issued shares of Common Stock. The Rights Offering is intended to commence as soon as practicable after the registration statement previously filed with the Commission for the Rights Offering and the resale of rights issued to Investors and certain other affiliates of the Issuer is declared effective.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) To the best knowledge of the Reporting Persons, 41,107,368 shares of Common Stock are outstanding as of July 14, 2016 as disclosed by the Issuer in the Purchase Agreement. Investors is the beneficial owner of 402,284 shares of Common Stock, or approximately 1.0% of the issued and outstanding shares of Common Stock as of June 17, 2016 and Investors shares voting and dispositive power with General Partner with respect to such shares. Holdings is the beneficial owner of 5,828,346 shares of Common Stock, or approximately 14.2% of the issued and outstanding shares of Common Stock as of June 17, 2016 and Holdings shares voting and dispositive power with Master Fund and General Partner with respect to such shares. Master Fund is the beneficial owner of 12,168,744 shares of Common Stock (including the shares held by Holdings), or approximately 29.6% of the issued and outstanding shares of Common Stock as of July 18, 2016 and Master Fund shares voting and dispositive power with General Partner with respect to such shares.

(c) Except as set forth in Item 3 and Item 4 above, during the last 60 days, no transactions in the Common Stock were effected by the Reporting Persons.

(d) No person other than the Reporting Persons has the right to receive or to direct the power to receive dividends from, or the proceeds from the sale of shares of Common Stock owned by the Reporting Persons.

CUSIP No. 69888T207	13D	Page 7 of 10

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The Purchase Agreement and the Bridge Notes provide that the Notes will bear interest at the per annum rate of 2.50% and subject to the conversion of the Bridge Notes, the entire outstanding principal and accrued and unpaid interest thereon will be due on October 12, 2016 (the “Maturity Date”). Any amount of principal and/or interest that is not paid when due will bear interest at the per annum rate of 4.50%. In the event the Issuer has commenced, but not closed, the Rights Offering on or prior to the Maturity Date, the Maturity Date will be automatically extended to November 14, 2016 (the “Extended Maturity Date”) in exchange for the payment of a cash extension fee in an amount equal to 0.25% of the principal amount of the Bridge Notes outstanding. If the Issuer has not commenced the Rights Offering on or prior to the Maturity Date, the Maturity Date will not be extended, and on the Maturity Date the Bridge Notes will be converted into shares of Common Stock and the Issuer will pay a cash fee in an amount equal to 7.55% of the principal amount of the Bridge Notes.

The Bridge Notes will convert automatically into shares of Common Stock upon earlier of (i) the Maturity Date or if applicable, the Extended Maturity Date, and (ii) the closing of the Rights Offering (the “Mandatory Conversion Date”). Holders of the Bridge Notes do not have the right to elect to convert the Bridge Notes at any time. Upon the closing of the Rights Offering and prior to the mandatory conversion of the Bridge Notes, all of the net proceeds of the Rights Offering will first be applied to pay (i) all unpaid expenses incurred by the Bridge Note Lenders, (ii) all accrued and unpaid interest on the Bridge Notes and (iii) the outstanding principal amount of the Bridge Notes. Thereafter, to the extent not paid in cash with the net proceeds from the Rights Offering, all of the outstanding aggregate principal amount plus accrued and unpaid interest, if any, on the Bridge Notes will convert into a number of shares of Common Stock (rounded up to the nearest whole share of Common Stock) equal to (i) the amount of such outstanding aggregate principal amount plus accrued and unpaid interest through the Mandatory Conversion Date divided by (ii) the Mandatory Conversion Price (as defined below). Upon the Maturity Date, or, if applicable, the Extended Maturity Date, if the Rights Offering has not closed, all of the outstanding aggregate principal amount plus accrued and unpaid interest on the Bridge Notes will convert into a number of shares of Common Stock (rounded up to the nearest whole share of Common Stock) equal to (i) the amount of such outstanding aggregate principal amount plus accrued and unpaid interest through the Maturity Date or the Extended Maturity Date, as applicable, divided by (ii) the Mandatory Conversion Price. The Mandatory Conversion Price will be the subscription price per whole share of Common Stock in the Rights Offering (the “Rights Offering Subscription Price”), as determined by the Company’s board of directors (regardless of whether the Rights Offering closes), subject to adjustment in the event of a “Fundamental Change” (as set forth in the Bridge Notes); provided, however, that such Rights Offering Subscription Price will be (i) not greater than $15.00 and (ii) at a discount to the market price of the Common Stock at the close of trading on the date such Rights Offering Subscription Price is determined (or, if such determination is not made on a trading day, at the close of trading on the immediately preceding date on which the Common Stock is traded). If the Rights Offering has not commenced prior to the Maturity Date, then the Mandatory Conversion Price will be $15.00 per whole share of Common Stock.

The maximum number of shares of Common Stock issuable upon the conversion of the Bridge Notes (the “Bridge Notes Conversion Shares”), cannot exceed (i) 19.9% of the shares of Common Stock outstanding immediately prior to Bridge Note Closing Date (before the issuance of the Bridge Notes Conversion Shares), (ii) 19.9% of the combined voting power of the voting securities of the Issuer outstanding immediately prior to the Bridge Note Closing Date (before the issuance of the Bridge Notes Conversion Shares), or (iii) such number of shares of Common Stock that would violate the applicable rules and regulations of the NYSE MKT if issued without the prior approval of the Issuer’s stockholders (each of the limitations described in clauses (i), (ii) and (iii), a “Share Conversion Limit”). In the event that the number of Bridge Notes Conversion Shares issuable under the Bridge Notes would exceed the Share Conversion Limit, then the Bridge Notes, or the applicable portions in excess the Share Conversion Limit, will cease being convertible, and the Issuer will instead repay such Bridge Notes, or such applicable portions in excess of the Share Conversion Limit, in cash.

The Purchase Agreement also contains customary representations and warranties, covenants and events of default. If an event of default arising from certain events of bankruptcy, insolvency or reorganization, with respect to the Company or any subsidiary of the Company that is a significant subsidiary, or the failure by the Company to pay certain fees when due occurs, all outstanding Bridge Notes will become due and payable immediately without further action or notice. If any other event of default occurs and is continuing, each Bridge Note Purchaser may declare the obligations under the Bridge Notes held by such Bridge Note Purchaser to be due and immediately payable by written notice to the Company.

As provided for in the Bridge Notes Commitment Letter and the Purchase Agreement, the Issuer and the Bridge Lenders, including Investors, entered into a registration rights agreement dated as of July 14, 2016 (the “2016 Registration Rights Agreement”). Under the terms of the 2016 Registration Rights Agreement, the Issuer is required (i) to file, no later than the fifth day following the earlier of (A) the consummation of the Rights Offering or (B) the Maturity Date or, if applicable, the Extended Maturity Date (the “Filing Deadline”), with the Commission a shelf registration statement covering resales of the shares of Common Stock, if any, issuable upon

CUSIP No. 69888T207	13D	Page 8 of 10

conversion of the Bridge Notes, (ii) to use its commercially reasonable efforts to cause such shelf registration statement to be declared effective by the Securities and Exchange Commission (the “Commission”) no later than (A) the earlier of December 14, 2016 or 60 days after the Filing Deadline or (B) if earlier, five business days after the date on which the Commission informs the Issuer that it will not review the shelf registration statement, and (iii) to use its commercially reasonable efforts to keep such shelf registration statement effective until the earlier of (A) the date on which all of such shares have been sold, (B) the date on which such shares may be sold without volume restrictions under Rule 144 of the Securities Act of 1933, as amended, or (B) the third anniversary of the effective date of such shelf registration statement.

Additionally, the 2016 Registration Rights Agreement provides that holders of the Bridge Notes (the “Holders”) who hold an aggregate of $10 million of shares of Common Stock covered by the 2016 Registration Statement have the right to demand an underwritten public offering of their shares of Common Stock (an “Underwritten Registration”). Such Holders may request up to three Underwritten Registrations under the Registration Rights Agreement, but are limited to one such demand request in any 365-day period. The 2016 Registration Rights Agreement also provides the Holders with customary piggyback rights.

If the Issuer does not fulfill its obligations under the Registration Rights Agreement with respect to the filing deadline, effectiveness deadline or effectiveness period of a registration statement, it will be required to pay the Holders liquidated damages in an amount in cash equal to 1.00% of such Holder’s “Allocated Purchase Price,” which is the amount effectively paid by such holder for the Common Stock acquired upon conversion of the Bridge Notes, per calendar month or portion thereof prior to the cure of such event of default. The maximum payment of liquidated damages to any such Holder associated with all events of default will not exceed 5.00% of such holder’s Allocated Purchase Price.

The foregoing descriptions of the Bridge Notes, the Purchase Agreement and the 2016 Registration Rights Agreement do not purport to be complete and qualified in their entirety by reference to the full texts of the Bridge Notes, the Purchase Agreement and the 2016 Registration Rights Agreement, which have been filed as Exhibits 2, 3 and 4 hereto, respectively, and are incorporated by reference herein.

ITEM 7.	Material to Be Filed as Exhibits.

Exhibit 1	Amended and Restated Joint Filing Agreement.

Exhibit 2	Form of Bridge Note (Incorporated by reference from Exhibit 10.8 to the Issuer’s Current Report on Form 8-K filed on July 15, 2016).

Exhibit 3	Purchase Agreement (Incorporated by reference from Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed on July 15, 2016.

Exhibit 4	Registration Rights Agreement (Incorporated by reference from Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on July 15, 2016.

CUSIP No. 69888T207	13D	Page 9 of 10

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: July 18, 2016

ZELL CREDIT OPPORTUNITIES MASTER FUND, L.P. By: Chai Trust Company, LLC, its general partner CHAI TRUST COMPANY, LLC

Each by:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Chief Financial Officer

ZCOF PAR PETROLEUM HOLDINGS, L.L.C.

By:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Vice President

EGI INVESTORS, L.L.C.

By:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Vice President

CUSIP No. 69888T207	13D	Page 10 of 10

EXHIBIT 1

AMENDED AND RESTATED JOINT FILING AGREEMENT

The undersigned agree that the Amendment No. 11 to Schedule 13D with respect to the Common Stock, par value $0.01 per share, of Par Pacific Holdings, Inc. and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

DATED: July 18, 2016

ZELL CREDIT OPPORTUNITIES MASTER FUND, L.P. By: Chai Trust Company, LLC, its general partner CHAI TRUST COMPANY, LLC
Each by:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Chief Financial Officer

ZCOF PAR PETROLEUM HOLDINGS, L.L.C.

By:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Vice President

EGI INVESTORS, L.L.C.

By:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Vice President